#507 – 1540 West 2nd Avenue Vancouver, BC V6J 1H2 Telephone: 604.662.7307 Facsimile: 604.662.3791	Freegold Ventures Limited

Box 10351, 888-700 West Georgia Street Vancouver, BC, V7Y 1G5 Telephone: (604) 718-5454 Facsimile: (604) 646-2054

NEWS RELEASE

Freegold Ventures Limited and Western Standard Metals Ltd. Defer Proposed Amalgamation

April 5, 2010 (Vancouver, British Columbia), Freegold Ventures Limited (“Freegold”), (TSX: ITF) and Western Standard Metals Ltd. (“Western Standard”), (TSX-V: WSM) (the “Companies) wish to announce that further to a  February 17, 2010 news release, the Companies are deferring the amalgamation of the companies and Management of both Companies will  concentrate on building value for their shareholders by focusing on the exploration and development work programs on their respective and joint projects for the upcoming field season.  Both Companies will continue amalgamation discussions in order to consolidate their projects.

Freegold is also pleased to announce that Alvin Jackson, Chairman and C.E.O. of Western Standard, has joined the Board of Directors of Freegold.  The Board of Freegold welcomes Mr. Jackson to the Board and looks forward to his valuable input on the advancement of its projects.

Western Standard announces that Mr. Zahir Dhanani, a Vancouver based businessman and entrepreneur, has joined its Board of Directors.  Mr. Dhanani has been involved in financing numerous mining companies and will bring a wealth of experience in helping Western Standard develop its corporate objectives.

About Freegold Ventures Limited

Freegold is a TSX listed company focused on the exploration of gold projects in Alaska.  In addition to the Golden Summit Gold Project, the company holds a 100% in lease interest in the Rob Gold Project, near the Pogo Gold Mine in the Goodpaster Mining District of Alaska and has an exploration agreement with option to lease the Vinasale Gold project in central Alaska.

About Western Standard Metals Ltd.

Western Standard Metals Ltd. is a Canadian based company, listed on the TSX Venture Exchange, with a focus on acquisition, exploration and development of gold properties in North America.  Western Standard holds a 100% interest in the Almaden Gold Project and the Crane Creek Gold Project in Idaho, United States.  Western Standard has optioned from Freegold the right to acquire a 50% interest in each of the Golden Summit and the Vinasale gold projects in Alaska.

FREEGOLD VENTURES LIMITED	WESTERN STANDARD METALS LTD.

“Kristina Walcott”	“Alvin Jackson, P.Geo”
President and CEO	Chairman and CEO

DISCLAIMER - This press release contains "forward-looking information" within the meaning of Canadian securities laws including, without limitation, statements and information regarding the intention of Western Standard and Freegold (the “Companies”) to complete the Amalgamation and exploration plans for the Companies’ properties.  Such forward-looking information reflects the current expectations or beliefs of the Companies.  Forward-looking information is subject to a number of risks, assumptions and uncertainties that may cause the actual results of the Companies to differ materially from those discussed herein, including the possibility that future exploration results will not be consistent with the Company's expectations, the uncertainties involved in interpreting exploration results, other inherent risks in the mineral exploration and development industry and the possibility that the Companies will not be able to negotiate a definitive agreement with respect to the Amalgamation, that they will not receive necessary regulatory and shareholder approvals and that other conditions to the completion of the amalgamation may not be satisfied.  Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other form of forward-looking information will not be achieved by the Companies.  A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although the Companies believe that the expectations reflected in such forward-looking statements and information are reasonable, the Companies can give no assurance that such expectations will prove to be correct.  The forward-looking statements and information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified herein, the Companies have made assumptions regarding, among other things, their ability to conduct exploration activities in a timely manner and in accordance with the their drilling programs, the availability and costs of financing, the degree of risk that credit approvals may be delayed or withheld, and other risks and uncertainties described elsewhere in this document or in the Companies’ other filings with Canadian securities authorities.  Such forward-looking information speaks only as of the date on which it is made and, unless required by applicable securities laws, the Companies undertake no obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.

NEITHER THE TSX VENTURE EXCHANGE, NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE), ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.